YONGYE INTERNATIONAL, INC.
6 th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC
(8610) 8231-8626

VIA EDGAR

December 7, 2009

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Yongye International, Inc.
Registration Statement on Form S-3
Filed November 27, 2009
File No. 333-163388

Dear Ms. Ravitz:

Yongye International, Inc., a Nevada corporation (the “Company”), hereby provides responses to comments issued orally by the Staff of the Commission on December 4, 2009 regarding our Registration Statement on Form S-3 (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-3 (the “Amended S-1”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) reflecting our below responses.

By Federal Express, we are furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-3.

In order to facilitate your review of the Amended S-3, we have responded to each of the comments received from the Staff, on a point-by-point basis.

General

1.           We note your intention to file legal opinions regarding the validity of the securities to be offered and sold under the Registration Statement in one or more documents to be incorporated subsequently by reference in the Registration Statement.  Please file such opinions at this time regarding the securities being registered under the Registration Statement.  We may have further comment once such opinions have been filed.

Securities and Exchange Commission
December 7, 2009

COMPANY RESPONSE:  In response to the Staff’s comment, the opinions of Lewis and Roca LLP and Loeb & Loeb LLP have been filed as Exhibits 5.1 and 5.2, respectively, to the Amended S-3.

2.           We note that the Company may not be eligible for registration of a primary offering of securities on Form S-3 based on the public float calculation included on the cover page of the Company’s most recent Annual Report on Form 10-K.  Please provide us an analysis of the Company’s eligibility based on such calculation as of date within 60 days of November 27, 2009 as required by General Instruction IB1 of Form S-3.

COMPANY RESPONSE:  As of November 25, 2009, the Company had 34,640,900 shares of Common Stock outstanding.  Excluding the 7,657,704 shares held by Full Alliance International Limited (which may be deemed an affiliate of the Company), as of such date the market value of the remaining 26,983,196 shares was $237,721,957, based on the closing price on NASDAQ on that date of $8.81 per share.

3.           Please clarify the references in footnote 4 to the Fee Table to “shares or other classes of the registrant’s stock that may be issued upon reclassification of unissued, authorized stock of the registrant” to better describe the securities being registered.  We may have further comment.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosures in footnote 4 to the Calculation of Registration Fee table on the cover page of the Amended S-3.

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Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 011-8610-8231-8626.

(Signature page follows.)

Sincerely,

Zishen Wu